HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________            Email: harttrinen@aol.com
Will Hart                      (303) 839-0061                Fax: (303) 839-5414


                                 June 4, 2014

Emily Drazan
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

      Re:   Creative Learning Corporation
            Comments to Form 10-K


     This office represents Creative Learning Corporation (the "Company"). The following are the Company's responses to the comments received from the staff by letter dated April 28, 2014. The number under the "page number" column indicates the page number in the 10-K report where the response to the comment can be found.

                                                                        Page

     1.   Comment complied with.                                         9

     2.   Comment complied with.                                         9, 10

     3. We will provide a response to this comment in the staff's letter dated February 26, 2014 under separate cover.

     4. The numbers relating to loans (repayment of loans) in the liquidity and capital resources section of Item 7 of the 10-K report are identical the line item "Note receivable from related party" in the Statement of Cash Flows.

     5. Disclosure controls and procedures are fundamentally different than internal control over financial reporting. It is for this reason that separate disclosure is required regarding the adequacy of disclosure controls and procedures and the adequacy of internal control over financial reporting. The inadequate documentation relating to operational expenditures is addressed by Rule 13a-15(f)(1). The failure to properly record the amount or value of certain common shares is addressed by Rule 13(a)-15(f)(2).

     If disclosure controls and procedures include internal control over financial reporting then:

          o    Rule 13(a)-15(e) should mention this, and

                                                                        Page

          o There would be no need for a registrant to express separate opinions in Item 9A of the 10-K report on the effectiveness of disclosure controls and procedures and the effectiveness of internal control over financial reporting.

     6.   The income statement presentation has been revised.            21

     7.   The  pertinent   terms  of  the   franchise   agreement
          governing the marketing fund are as follows:

          o    Section 8 - Marketing

          Recognizing the value of marketing and advertising, and the importance of the standardization of marketing and advertising programs to the furtherance of the goodwill and public image of the SYSTEM, the parties agree as follows:

                    a.   Marketing  Fee.  For  each  Accounting
                         Period  during  the term of this
                         Agreement,   Franchisee   shall   make  a
                         contribution  (the  "Marketing  Fee")  to
                         Franchisor's  system-wide  Marketing  and
                         advertising  fund (the "Marketing  Fund")
                         in the  amount  of two  percent  (2%)  of
                         Gross    Weekly    Receipts    for    the
                         immediately  preceding  Accounting Period
                         as  referenced  in  Section 6 above.  The
                         Marketing    Fee   shall   be   paid   by
                         Franchisee in the manner  required  under
                         Section 6 above.

                   b.    Marketing  Fund.  The  Marketing  Fund
                         shall  not be used  for  general
                         operating  expenses  of  Franchisor,  but
                         shall  be used  and  expended  for  media
                         costs,   commissions,   fees,  production
                         costs,  and  other  costs of  advertising
                         which    is     published,     broadcast,
                         televised,    mailed,    displayed,    or
                         otherwise    disseminated.     Franchisee
                         agrees   and   acknowledges    that   the
                         Marketing  Fund is  intended  to maximize
                         general public  recognition,  acceptance,
                         and   use  of  the   SYSTEM;   and   that
                         Franchisor   and  its  designee  are  not
                         obligated,     in    administering    the
                         Marketing Fund, to make  expenditures for
                         Franchisee   which  are   equivalent   or
                         proportionate       to       Franchisee's
                         contribution,   or  to  ensure  that  any
                         particular Franchisee benefits directly or pro rata from expenditures by the Marketing Fund.

                   c. Advertising decisions. All decisions from time to time regarding whether  to utilize  national,  regional,
                         or    local    advertising,    or    some
                         combination thereof, and all decisions regarding selecting of the particular media and advertising content, shall be within the sole discretion of Franchisor and such agencies or others as it may appoint.

          o There are no trust documents associated with the marketing fund;

          o The Company controls and manages the marketing fund consistent with the provisions of Section 8 of the franchise agreements;

          o The Company has complete control over the selection of marketing services to be paid with the funds, provided that the expenditures from the fund are consistent with the objectives of Section 8 of the franchise agreement; and

          o Based upon the foregoing, the Company does not believe that the amounts in the marketing fund should be presented on the Company's balance sheet as restrictive cash.

     8.   Comment complied with.                                          32

     9. We will provide the response to Comment 15 of the staff's letter dated February 26, 2014 under separate cover.


     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.


                                    Very Truly Yours,

                                    HART & HART, LLC

                                    /s/ William T. Hart
                                  By
                                    William Hart